04045836

Morgan

The Morgan Crucible Company plc

20th October 2004

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

David Coker
Company Secretary

Enclosure

dlw 11/1

Regulatory Announcement

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ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Director Shareholding
Released	15:55 20-Oct-04
Number	2965E

On 11th October 2004 Mr Warren Decatur Knowlton was granted an option over 8,598 ordinary shares of the Company under The Morgan Crucible Sharesave Scheme 2004 at an option price of 110.20p.

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Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Directorate Change
Released	13:50 20-Oct-04
Number	2843E

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

RNS Number:2843E
Morgan Crucible Co PLC
20 October 2004

20th October 2004

BOARD APPOINTMENT

The Morgan Crucible Company plc ("Morgan Crucible") confirms that, further to its notice dated 14th September 2004, Mr Mark Robertshaw was elected a Director of the Company on 20th October 2004.

For further information please contact:

The Morgan Crucible Company plc
Victoria Gould, Director of Group Communications 01753 837 000

Finsbury Group
Robin Walker, Kate Ebbage 020 7251 3801

This information is provided by RNS
The company news service from the London Stock Exchange

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